Room 4561
      April 18, 2006


John J. Hanlon
Chief Financial Officer
Synplicity, Inc.
600 West California Avenue
Sunnyvale, California 94086

Re: 	Synplicity, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed on March 15, 2006
      File No. 000-31545


Dear Mr. Hanlon:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K filed on March 15, 2006

Summary of Significant Accounting Policies

Revenue Recognition-pages 57

1. We note from your disclosures that you offer both term licenses and time-based licenses to customers. Explain the differences between term licenses and time-based licenses. That is, clarify how they are distinguishable from one another when both appear to be licenses that expire at the end of a specified period of time.

2. We note that you have not established VSOE for the fair value of maintenance for time-based licenses because they are not priced or offered separately. Tell us whether you have established VSOE for term or time-based licenses, as neither appears to be sold without maintenance.

3. We note that revenue from time-based licenses is "allocated between license and maintenance revenue in a similar proportion to perpetual license transactions". Revenue from certain FPGA licenses also appears to be similarly allocated. Clarify the nature of the allocation you are describing. That is, are you referring to the disaggregation of revenue in accordance with Rule 5-03 of Regulation
S-X, or some other allocation?

4. With regard to product sales to FPGA manufacturers, clarify whether the licenses distributed to their customers are term or time-based and whether revenue is recognized based on the sale to the manufacturer or whether subsequent resales to their customers are considered.

5. We note that you sell time-based licenses and perpetual or term licenses combined in a single order and that revenue for these arrangements is recognized on a straight-line basis over the term of the longest time-based license. Cite the accounting literature that you relied upon in your decision to recognize revenue on a straight-line basis over the term of the longest time-based license and explain how your accounting complies with such guidance.

6. With regard to your development agreements with semiconductor manufacturers to customize certain of your products, tell us why you believe it is proper to recognize revenue ratably over the license period and cite the accounting literature that you relied upon in determining the appropriateness of this model. Distinguish these arrangements from development agreements where licenses are not being purchased as part of the customization process. Clarify what is being customized if the customer has not purchased a license to the product being customized.



*	*	*	*	*

      As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-
3488.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief



John J. Hanlon
Synplicity, Inc.
April 18, 2006
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